

THE NORTH WEST COMPANY



05009323

June 20, 2005

Office of International Corporate Finance
The U.S. Securities & Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549
U.S.A.

SUPPL



JUN 2 7 2005
209
SECTION

Dear Sir or Madam:

NORTH WEST COMPANY FUND REPORTS FIRST QUARTER 2005 RESULTS
EXEMPTION NUMBER 82-34737

Attached please find the following documents, which have been filed on System for Electronic Document Analysis and Retrieval (SEDAR).

1. Certification of Interim Filings – President & CEO
2. Certification of Interim Filings – CFO
3. First Quarter Interim Financial Statements
4. Interim MD&A
5. News Release

If you require further information, please feel free to contact me. Thanks.

Yours truly,

Deborah Kirby

Deborah Kirby
Administrative Assistant
North West Company Fund
77 Main Street
Winnipeg MB R3C 2R1

Direct Line: (204) 934-1504
Direct Fax: (204) 934-1455
Email Address: dkirby@northwest.ca



Northern

2005 FIRST QUARTER REPORT TO UNITHOLDERS

Report to Unitholders

The North West Company Fund reports first quarter earnings to April 30, 2005 of $7.7 million, an increase of 21.3% to last year's first quarter earnings of $6.4 million. Diluted earnings per unit improved to $0.48 compared to $0.40 last year.

Sales increased 6.4% to $196.2 million and were up 8.2% excluding the foreign exchange impact of a stronger Canadian dollar compared to the first quarter last year. Sales increased 4.0% on a same store basis and were up 5.6% excluding the foreign exchange impact. Strong food and general merchandise sales at all of our banners contributed to the results in the quarter.

On behalf of the Trustees and the Board of Directors:





Ian Sutherland
Chairman

Edward S. Kennedy
President and Chief Executive Officer

Management's Discussion & Analysis

CONSOLIDATED RESULTS

First quarter consolidated sales increased 6.4% (up 5.6% on a same store basis excluding the foreign exchange impact) to $196.2 million compared to $184.4 million in 2004. The stronger Canadian dollar had the result of reducing sales by $3.1 million. Diluted earnings per unit improved to $0.48 compared to $0.40 last year.

Trading profit[1] or net earnings before interest, income taxes, depreciation and amortization (EBITDA) increased 14.8% to $16.8 million compared to $14.6 million in the first quarter last year. Strong same store sales in both Canada and Alaska combined with lower Canadian expense rates contributed to this improvement. Interest expense was consistent with last year at $1.6 million. Income taxes increased by $514,000 or 75.6% due to higher earnings in Canada and Alaska. Income tax deductions on interest paid to the Fund from Canadian operations have been maximized therefore earnings increases are fully subject to tax. The effective tax rate will increase as earnings continue to grow.

CANADIAN OPERATIONS

Canadian sales for the quarter increased 8.3% (5.3% on a same store basis) to $159.1 million compared to $146.9 million last year. Trading profit increased 15.0% to $14.1 million from $12.3 million last year. New, lower pricing in direct import merchandise and non-perishable food items helped drive sales growth in the quarter. Gross profit rates were down slightly, reflecting an investment in lower pricing while expenses were significantly reduced as a percent to sales.

Canadian food sales increased 6.9% in the first quarter compared to last year (4.5% on a same store basis). Northern/NorthMart sales met expectations in the quarter. More aggressive key item pricing, expanded special buy programs and new product introductions were all positive factors. Leading categories were beverages, meats and tobacco. Giant Tiger food sales continued to reflect market share growth and strong positioning as a convenient, low-cost shopping format.

---

[1] See Non GAAP Measures Section of Management's Discussion & Analysis

Canadian general merchandise sales increased 11.5% over last year (7.6% on a same store basis). In the Northern/NorthMart stores, a focus on new seasonal and fashion merchandise combined with favourable weather conditions helped to stimulate sales against weak results last year. Ladies and men's apparel, toys and home furnishings all achieved double digit sales gains in the quarter.

Best practice training, new in-store systems, streamlined work processes and the maturing of the Giant Tiger store base contributed to lower our payroll and operating expenses, offsetting higher fuel-related occupancy costs in northern Canada.

ALASKAN OPERATIONS (stated in U.S. dollars)

Alaska Commercial Company (AC) sales for the quarter increased 7.6% (7.1% on a same store basis) to $30.2 million compared to $28.1 million last year.

AC retail food sales increased 7.5% (7.5% on a same store basis) reflecting improved economic activity and market share growth. Higher growth categories were tobacco, beverages and frozen foods. A state tobacco tax increase contributed to tobacco sales dollar growth.

Retail general merchandise sales were up 5.3% (5.3% on a same store basis) led by higher clearance activity targeted at excess inventory areas remaining from last year's fourth quarter. Transportation, ladies apparel, hardware and sporting goods were the top performing general merchandise categories. Higher fuel prices continue to affect consumer patterns with more spending being directed at lower price point merchandise.

Quarterly sales at Frontier Expeditors (FE), AC wholesale business, increased 8.2% over last year. Food sales increased 5.2% reflecting new account growth and general merchandise sales were up 58.7% due to an expanded seasonal product line.

AC trading profit increased $418,000 or 23.4% to $2.2 million reflecting increased sales and stable gross profit rates. Operating expenses increased 2.6% with higher workers' compensation benefits and utility costs being the largest contributors.

FINANCIAL CONDITION

Financial Ratios

The Fund continues to improve its financial position. The Company's debt-to-equity ratio at the end of the quarter was .53:1 compared to .59:1 last year. The debt-to-equity ratio at the end of the year was 0.51:1.

Working capital increased $8.9 million compared to the same period in 2004. The increase in working capital was largely due to an increase in receivables in the fourth quarter of 2004, partly offset by an increase in accounts and taxes payable.

Outstanding Units

The weighted average units outstanding for the quarter were 15,957,000 compared to 15,918,000 last year.

LIQUIDITY AND CAPITAL RESOURCES

Cash flow from operating activities for the quarter increased to $15.0 million from $8.4 million. Earlier spring inventory shipments shifted product flow to late in the fourth quarter of 2004 compared to the first quarter last year. The decrease in the accounts receivable balances was smaller than in 2004 due to higher use of extended payment plans. Cash flow from operations in 2005 is expected to fund all distributions and capital expenditures for the year.

Cash flow used in investing activities was below last year's first quarter due to higher costs associated with the development and rollout of the new in-store system in 2004. In 2005, capital expenditures are expected to be $27.2 million versus $21.6 million in 2004. This planned increase reflects the opening of more Giant Tiger stores than in 2004 as well as major store replacements and renovations in Northern Canada.

Cash use from financing activities in the quarter was $5.8 million compared to a use of cash of $3.6 million last year. Additional units were purchased under the Unit Purchase Loan Plan in the quarter. There was also an increase in distributions in the first quarter of 2005 compared to 2004.

OTHER HIGHLIGHTS

- New Giant Tiger stores opened in Winnipeg, Manitoba in March 2005 and in The Pas, Manitoba in April 2005.

OUTLOOK

Sales momentum is expected to remain strong in the second quarter due to a focus on sharper pricing and new merchandise. These initiatives will continue to offset more limited consumer discretionary spending due to fuel-related cost of living inflation. Cost streamlining and productivity gains will be an ongoing focus in 2005 as we continue to reduce expenses and create a more efficient business base. The maturity of our Giant Tiger business should continue to deliver higher returns as more stores reach their second and third year of operation.

QUARTERLY RESULTS OF OPERATIONS

The following is a summary of selected quarterly financial information. Each quarter represents a 13-week period except the fourth quarter in 2003 which had 14-weeks.

Operating Results-Consolidated

	First Quarter		Fourth Quarter		Third Quarter		Second Quarter	
($ in millions)	2005	2004	2004	2003	2004	2003	2004	2003
Sales	196.2	$184.4	$209.9	$217.0	$197.0	$194.0	$197.5	$192.4
Trading profit	16.8	14.6	21.5	21.0	21.2	20.6	19.3	18.0
Net earnings	7.7	6.4	10.6	10.6	11.0	10.6	9.3	8.9
Net earnings per unit:								
Basic	0.49	0.40	0.66	0.66	0.69	0.67	0.59	0.56
Diluted	0.48	0.40	0.66	0.66	0.68	0.66	0.58	0.55

ACCOUNTING STANDARDS IMPLEMENTED IN 2005

There were no new accounting standards implemented in this quarter.

UNITHOLDER DISTRIBUTIONS

The Trustees declared a quarterly cash distribution of $0.47 per unit, which consists of $0.39 in interest income and $0.08 in dividend income to unitholders of record on June 30, 2005, payable on June 30, 2005 and distributable by July 15, 2005.

NON-GAAP MEASURES

(1) Trading Profit (EBITDA) is not a recognized measure under Canadian generally accepted accounting principles (GAAP). Management believes that in addition to net earnings (loss), trading profit is a useful supplemental measure as it provides investors with an indication of the Company's ability to generate cash flows to fund its cash requirements, including distributions and capital investment. Investors should be cautioned, however, that trading profit should not be construed as an alternative to net earnings (loss) determined in accordance with GAAP as an indicator of NWF's performance. NWF's method of calculating trading profit may differ from other companies and, accordingly, trading profit may not be comparable to measures used by other companies.

A reconciliation of net earnings, the closest comparable GAAP measure, to trading profit or EBITDA for consolidated operations is provided below.

Reconciliation of net earnings to trading profit:

	First Quarter	
($ in thousands)	2005	2004
Net earnings	$ 7,745	$ 6,388
Add: Amortization	6,258	5,964
Interest expense	1,600	1,602
Income taxes	1,194	680
Trading profit	$ 16,797	$ 14,634

For trading profit information by business segment, see note 5 Segmented Information in the notes to the unaudited interim period consolidated financial statements.

****

Forward-Looking Statements

This Quarterly Report for North West Company Fund, including Management's Discussion and Analysis (MD&A), contains certain forward-looking statements. Such statements relate to, among other things, sales growth, expansion and growth of the Company's business, future capital expenditures and the Company's business strategy. Forward-looking statements are subject to inherent uncertainties and risks including but not limited to: general industry and economic conditions, changes in the Company's relationship within the communities its serves and with its suppliers, pricing pressure and other competitive factors, the availability and costs of merchandise, fuels and utilities, the results of the Company's ongoing efforts to improve cost effectiveness, the rates of return on the Company's pension plan assets, changes in regulatory requirements affecting the Company's business and the availability and terms of financing. Other risks are outlined in the Risk Management section of the MD&A included in the Fund's 2004 Management's Discussion & Analysis and Consolidated Financial Statements report. Consequently, actual results and events may vary significantly from those included in, contemplated or implied by such statements. In evaluating forward-looking statements, readers should specifically consider the various factors, which could cause actual events or results to differ materially from such forward-looking statements.

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, EDWARD S. KENNEDY, President & Chief Executive Officer, of North West Company Fund, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of North West Company Fund (the issuer) for the interim period ending April 30, 2005.
2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and
3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: June 9, 2005

"Edward S. Kennedy"

Edward S. Kennedy
President & Chief Executive Officer

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, LÉO P. CHARRIÈRE, Executive Vice President, Chief Financial Officer & Secretary of North West Company Fund, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of North West Company Fund (the issuer) for the interim period ending April 30, 2005.

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: June 9, 2005

"Léo P. Charrière"

Léo P. Charrière
Executive Vice President,
Chief Financial Officer & Secretary



NORTH WEST COMPANY FUND
PRESS RELEASE

FOR IMMEDIATE RELEASE

NORTH WEST COMPANY FUND REPORTS 2005 FIRST QUARTER EARNINGS AND DECLARES A DISTRIBUTION

Winnipeg, June 9, 2005: North West Company Fund (the "Fund") today reported 2005 first quarter earnings for the period ended April 30, 2005 and declared a quarterly cash distribution of $0.47 per unit to unitholders of record on June 30, 2005, distributable by July 15, 2005.

Report to Unitholders

The North West Company Fund reports first quarter earnings to April 30, 2005 of $7.7 million, an increase of 21.3% to last year's first quarter earnings of $6.4 million. Diluted earnings per unit improved to $0.48 compared to $0.40 last year.

Sales increased 6.4% to $196.2 million and were up 8.2% excluding the foreign exchange impact of a stronger Canadian dollar compared to the first quarter last year. Sales increased 4.0% on a same store basis and were up 5.6% excluding the foreign exchange impact. Strong food and general merchandise sales at all of our banners contributed to the results in the quarter.

"We're pleased with the contribution from each of our retail banners and wholesale divisions in the quarter," said Edward Kennedy, President & CEO. "New merchandise programs have helped drive same store sales while cost streamlining continued to offset higher fuel-related expenses."

Management's Discussion & Analysis

CONSOLIDATED RESULTS

First quarter consolidated sales increased 6.4% (up 5.6% on a same store basis excluding the foreign exchange impact) to $196.2 million compared to $184.4 million in 2004. The stronger Canadian dollar had the result of reducing sales by $3.1 million. Diluted earnings per unit improved to $0.48 compared to $0.40 last year.

Trading profit[1] or net earnings before interest, income taxes, depreciation and amortization (EBITDA) increased 14.8% to $16.8 million compared to $14.6 million in the first quarter last year. Strong same store sales in both Canada and Alaska combined with lower Canadian expense rates contributed to this improvement. Interest expense was consistent with last year at $1.6 million.

[1] See Non GAAP Measures Section of Management's Discussion & Analysis

Income taxes increased by $514,000 or 75.6% due to higher earnings in Canada and Alaska. Income tax deductions on interest paid to the Fund from Canadian operations have been maximized therefore earnings increases are fully subject to tax. The effective tax rate will increase as earnings continue to grow.

CANADIAN OPERATIONS

Canadian sales for the quarter increased 8.3% (5.3% on a same store basis) to $159.1 million compared to $146.9 million last year. Trading profit increased 15.0% to $14.1 million from $12.3 million last year. New, lower pricing in direct import merchandise and non-perishable food items helped drive sales growth in the quarter. Gross profit rates were down slightly, reflecting an investment in lower pricing while expenses were significantly reduced as a percent to sales.

Canadian food sales increased 6.9% in the first quarter compared to last year (4.5% on a same store basis). Northern/NorthMart sales met expectations in the quarter. More aggressive key item pricing, expanded special buy programs and new product introductions were all positive factors. Leading categories were beverages, meats and tobacco. Giant Tiger food sales continued to reflect market share growth and strong positioning as a convenient, low-cost shopping format.

Canadian general merchandise sales increased 11.5% over last year (7.6% on a same store basis). In the Northern/NorthMart stores, a focus on new seasonal and fashion merchandise combined with favourable weather conditions helped to stimulate sales against weak results last year. Ladies and men's apparel, toys and home furnishings all achieved double digit sales gains in the quarter.

Best practice training, new in-store systems, streamlined work processes and the maturing of the Giant Tiger store base contributed to lower our payroll and operating expenses, offsetting higher fuel-related occupancy costs in northern Canada.

ALASKAN OPERATIONS (stated in U.S. dollars)

Alaska Commercial Company (AC) sales for the quarter increased 7.6% (7.1% on a same store basis) to $30.2 million compared to $28.1 million last year.

AC retail food sales increased 7.5% (7.5% on a same store basis) reflecting improved economic activity and market share growth. Higher growth categories were tobacco, beverages and frozen foods. A state tobacco tax increase contributed to tobacco sales dollar growth.

Retail general merchandise sales were up 5.3% (5.3% on a same store basis) led by higher clearance activity targeted at excess inventory areas remaining from last year's fourth quarter. Transportation, ladies apparel, hardware and sporting goods were the top performing general merchandise categories. Higher fuel prices continue to affect consumer patterns with more spending being directed at lower price point merchandise.

Quarterly sales at Frontier Expeditors (FE), AC wholesale business, increased 8.2% over last year. Food sales increased 5.2% reflecting new account growth and general merchandise sales were up 58.7% due to an expanded seasonal product line.

AC trading profit increased $418,000 or 23.4% to $2.2 million reflecting increased sales and stable gross profit rates. Operating expenses increased 2.6% with higher workers' compensation benefits and utility costs being the largest contributors.

FINANCIAL CONDITION

Financial Ratios

The Fund continues to improve its financial position. The Company's debt-to-equity ratio at the end of the quarter was .53:1 compared to .59:1 last year. The debt-to-equity ratio at the end of the year was 0.51:1.

Working capital increased $8.9 million compared to the same period in 2004. The increase in working capital was largely due to an increase in receivables in the fourth quarter of 2004, partly offset by an increase in accounts and taxes payable.

Outstanding Units

The weighted average units outstanding for the quarter were 15,957,000 compared to 15,918,000 last year.

LIQUIDITY AND CAPITAL RESOURCES

Cash flow from operating activities for the quarter increased to $15.0 million from $8.4 million. Earlier spring inventory shipments shifted product flow to late in the fourth quarter of 2004 compared to the first quarter last year. The decrease in the accounts receivable balances was smaller than in 2004 due to higher use of extended payment plans. Cash flow from operations in 2005 is expected to fund all distributions and capital expenditures for the year.

Cash flow used in investing activities was below last year's first quarter due to higher costs associated with the development and rollout of the new in-store system in 2004. In 2005, capital expenditures are expected to be $27.2 million versus $21.6 million in 2004. This planned increase reflects the opening of more Giant Tiger stores than in 2004 as well as major store replacements and renovations in Northern Canada.

Cash use from financing activities in the quarter was $5.8 million compared to a use of cash of $3.6 million last year. Additional units were purchased under the Unit Purchase Loan Plan in the quarter. There was also an increase in distributions in the first quarter of 2005 compared to 2004.

OTHER HIGHLIGHTS

- New Giant Tiger stores opened in Winnipeg, Manitoba in March 2005 and in The Pas, Manitoba in April 2005.

OUTLOOK

Sales momentum is expected to remain strong in the second quarter due to a focus on sharper pricing and new merchandise. These initiatives will continue to offset more limited consumer discretionary spending due to fuel-related cost of living inflation. Cost streamlining and productivity gains will be an ongoing focus in 2005 as we continue to reduce expenses and create a more efficient business base. The maturity of our Giant Tiger business should continue to deliver higher returns as more stores reach their second and third year of operation.

QUARTERLY RESULTS OF OPERATIONS

The following is a summary of selected quarterly financial information. Each quarter represents a 13-week period except the fourth quarter in 2003 which had 14-weeks.

Operating Results-Consolidated

	First Quarter		Fourth Quarter		Third Quarter		Second Quarter	
($ in millions)	2005	2004	2004	2003	2004	2003	2004	2003
Sales	196.2	$184.4	$209.9	$217.0	$197.0	$194.0	$197.5	$192.4
Trading profit	16.8	14.6	21.5	21.0	21.2	20.6	19.3	18.0
Net earnings	7.7	6.4	10.6	10.6	11.0	10.6	9.3	8.9
Net earnings per unit:								
Basic	0.49	0.40	0.66	0.66	0.69	0.67	0.59	0.56
Diluted	0.48	0.40	0.66	0.66	0.68	0.66	0.58	0.55

ACCOUNTING STANDARDS IMPLEMENTED IN 2005

There were no new accounting standards implemented in this quarter.

UNITHOLDER DISTRIBUTIONS

The Trustees declared a quarterly cash distribution of $0.47 per unit, which consists of $0.39 in interest income and $0.08 in dividend income to unitholders of record on June 30, 2005, payable on June 30, 2005 and distributable by July 15, 2005.

NON-GAAP MEASURES

(1) Trading Profit (EBITDA) is not a recognized measure under Canadian generally accepted accounting principles (GAAP). Management believes that in addition to net earnings (loss), trading profit is a useful supplemental measure as it provides investors with an indication of the Company's ability to generate cash flows to fund its cash requirements, including distributions and capital investment. Investors should be cautioned, however, that trading profit should not be construed as an alternative to net earnings (loss) determined in accordance with GAAP as an indicator of NWF's performance. NWF's method of calculating trading profit may differ from other companies and, accordingly, trading profit may not be comparable to measures used by other companies.

A reconciliation of net earnings, the closest comparable GAAP measure, to trading profit or EBITDA for consolidated operations is provided below.

Reconciliation of net earnings to trading profit:

	First Quarter	
($ in thousands)	2005	2004
Net earnings	$ 7,745	$ 6,388
Add: Amortization	6,258	5,964
Interest expense	1,600	1,602
Income taxes	1,194	680
Trading profit	$ 16,797	$ 14,634

For trading profit information by business segment, see note 5 Segmented Information in the notes to the unaudited interim period consolidated financial statements.

****

Forward-Looking Statements

This Quarterly Report for North West Company Fund, including Management's Discussion and Analysis (MD&A), contains certain forward-looking statements. Such statements relate to, among other things, sales growth, expansion and growth of the Company's business, future capital expenditures and the Company's business strategy. Forward-looking statements are subject to inherent uncertainties and risks including but not limited to: general industry and economic conditions, changes in the Company's relationship within the communities its serves and with its suppliers, pricing pressure and other competitive factors, the availability and costs of merchandise, fuels and utilities, the results of the Company's ongoing efforts to improve cost effectiveness, the rates of return on the Company's pension plan assets, changes in regulatory requirements affecting the Company's business and the availability and terms of financing. Other risks are outlined in the Risk Management section of the MD&A included in the Fund's 2004 Management's Discussion & Analysis and Consolidated Financial Statements report. Consequently, actual results and events may vary significantly from those included in, contemplated or implied by such statements. In evaluating forward-looking statements, readers should specifically consider the various factors, which could cause actual events or results to differ materially from such forward-looking statements.

The North West Company Inc. (NWC) is a leading retailer of food and everyday products and services to rural communities and urban neighborhoods across Canada and Alaska. NWC operates 185 stores under a number of trading names, including Northern, NorthMart, Giant Tiger and AC Value Center, and provides catalogue shopping services through its *Selections* catalogue in northern Canada.

The units of the Fund trade on the TSX Toronto Stock Exchange under the symbol "NWF.UN".

-30-

For more information contact:

Edward Kennedy, President & CEO, The North West Company
phone (204) 934-1482; fax (204) 934-1317; email ekennedy@northwest.ca

Léo Charrière, Executive Vice-President, CFO and Secretary, The North West Company
phone (204) 934-1503; fax (204) 934-1455; email lcharriere@northwest.ca

or visit on-line at www.northwest.ca

CONSOLIDATED BALANCE SHEETS

(unaudited, $ in thousands)	April 30 2005	May 1 2004 (Restated Note 1)	January 29 2005
ASSETS			
Current assets			
Cash	$ **16,693**	$ 15,694	$ 11,438
Accounts receivable	**65,573**	54,118	69,040
Inventories	**124,058**	121,875	122,034
Prepaid expenses	**5,010**	4,595	2,663
Future income taxes	**2,345**	2,932	2,467
Total Current Assets	**213,679**	199,214	207,642
Property and equipment	**184,212**	193,145	186,104
Other assets	**11,406**	11,673	11,959
Future income taxes	**8,088**	8,524	7,932
Total Assets	$ **417,385**	$ 412,556	$ 413,637
LIABILITIES			
Current liabilities			
Bank advances and short-term notes	$ **35,316**	$ 35,044	$ 32,023
Accounts payable and accrued liabilities	**51,725**	48,950	51,776
Income taxes payable	**4,645**	1,625	3,539
Current portion of long-term debt	**107**	657	106
Total Current Liabilities	**91,793**	86,276	87,444
Long-term debt	**89,435**	98,414	88,803
Asset retirement obligations	**1,122**	1,037	1,105
Total Liabilities	**182,350**	185,727	177,352
EQUITY			
Capital	**165,205**	165,205	165,205
Unit purchase loan plan (Note 2)	**(5,954)**	(4,458)	(4,429)
Retained earnings	**70,726**	60,810	70,560
Cumulative currency translation adjustments	**5,058**	5,272	4,949
Total Equity	**235,035**	226,829	236,285
Total Liabilities and Equity	$ **417,385**	$ 412,556	$ 413,637

See accompanying notes to unaudited interim period consolidated financial statements.

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS

(unaudited, $ in thousands)	13 Weeks Ended April 30 2005	13 Weeks Ended May 1 2004 (Restated Note 1)
SALES	**$ 196,237**	$ 184,365
Cost of sales, selling and administrative expenses	**(179,440)**	(169,731)
Net earnings before amortization, interest and income taxes	**16,797**	14,634
Amortization	**(6,258)**	(5,964)
	10,539	8,670
Interest	**(1,600)**	(1,602)
	8,939	7,068
Provision for income taxes (Note 3)	**(1,194)**	(680)
NET EARNINGS FOR THE PERIOD	**7,745**	6,388
Retained earnings, beginning of period		
as previously reported	**70,560**	62,536
Accounting changes (Note 1)	**-**	(857)
as restated	**70,560**	61,679
Distributions	**(7,579)**	(7,257)
RETAINED EARNINGS, END OF PERIOD	**$ 70,726**	$ 60,810
NET EARNINGS PER UNIT		
Basic	**$ 0.49**	$ 0.40
Diluted	**$ 0.48**	$ 0.40
Weighted Average Number of Units Outstanding (000's)		
Basic	**15,957**	15,918
Diluted	**16,126**	16,126

See accompanying notes to unaudited interim period consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited, $ in thousands)	13 Weeks Ended April 30 2005	13 Weeks Ended May 1 2004 (Restated Note 1)
CASH PROVIDED BY (USED IN)		
Operating Activities		
Net earnings for the period	$ 7,745	$ 6,388
Non-cash items		
Amortization	6,258	5,964
Future income taxes	(23)	(269)
Amortization of deferred financing costs	47	31
(Gain)/Loss on disposal of property and equipment	(22)	60
Cash flow from operations	14,005	12,174
Change in other non-cash items	968	(3,816)
Operating activities	14,973	8,358
Investing Activities		
Purchase of property and equipment	(3,975)	(5,738)
Proceeds from disposal of property and equipment	86	69
Investing activities	(3,889)	(5,669)
Financing Activities		
Change in bank advances and short-term notes	3,297	4,654
Net purchase of units for unit purchase loan plan	(1,525)	(808)
Repayment of long-term debt	(22)	(211)
Distributions	(7,579)	(7,257)
Financing activities	(5,829)	(3,622)
NET CHANGE IN CASH	5,255	(933)
Cash, beginning of period	11,438	16,627
CASH, END OF PERIOD	$ 16,693	$ 15,694
Supplemental disclosure of cash paid for:		
Interest expense	$ 291	$ 261
Income taxes	278	1,298

See accompanying notes to unaudited interim period consolidated financial statements.

NOTES TO THE UNAUDITED INTERIM PERIOD CONSOLIDATED FINANCIAL STATEMENTS

1. Accounting Presentations and Disclosures

The unaudited interim period consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). These interim financial statements follow the same accounting policies and their methods of application as the 2004 annual financial statements, except as described below. Not all disclosures required by generally accepted accounting principles for annual financial statements are presented, and accordingly, the interim financial statements should be read in conjunction with the the audited annual consolidated financial statements and the accompanying notes included in the North West Company Fund's 2004 Management's Discussion & Analysis and Consolidated Financial Statements report.

Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor (EIC Abstract 144)

As disclosed in Note 17 to the annual audited consolidated financial statements, in the third quarter of 2004 the Company adopted on a retroactive basis the Canadian Institute of Chartered Accountants (CICA) Emerging Issues Committee (EIC) Abstract 144 which provides guidance on accounting for cash consideration received from a vendor. As a result of the retroactive application of EIC 144, the unaudited interim consolidated financial statements for the first quarter of 2004 have been restated to reflect a decrease to opening retained earnings of $857,000 (net of current future income taxes recoverable of $490,000), a decrease to inventory of $1,332,000 and an increase of $15,000 to the cumulative currency translation adjustment. The impact on net earnings was not material.

2. Unit Purchase Loan Plan

Loans issued to officers to purchase units under the unit purchase loan plan are treated as a reduction of equity. These loans are non-interest bearing and repayable from the after tax distributions or if the officer sells the units or leaves the Company. The loans are secured by a pledge of 196,986 units of the Company with a quoted value at April 30, 2005 of $5,762,000. Loans receivable at April 30, 2005 of $5,954,000 are recorded as a reduction of equity. The loans have a term of five years. The maximum value of the loans under the plan will not exceed $7,500,000.

3. Income Taxes

Certain interest amounts deducted by The North West Company Inc. are included as taxable income to unitholders of North West Company Fund upon distribution. The income tax benefit of loss carryforwards to the Company has been recorded in these financial statements as a future income tax asset.

4. Employee Future Benefits

The Company's expense for employee future benefits is included in cost of sales, selling and administrative expenses. The expense for the defined benefit pension plan and the defined contribution pension plan for the thirteen weeks ended April 30, 2005 was $668,000 (2004 - $458,000). The Company maintains an employee savings plan for substantially all of its U.S. employees and recorded an expense for the thirteen weeks ended April 30, 2005 of US$39,000 (2004 - US$39,000).

NOTES TO THE UNAUDITED INTERIM PERIOD CONSOLIDATED FINANCIAL STATEMENTS

5. Segmented Information ($ in thousands)

The Company operates predominantly within the retail industry in northern Canada and Alaska. The following information is presented for the two business segments:

	13 Weeks Ended April 30 2005	13 Weeks Ended May 1 2004
Sales		
Canada	**$ 159,058**	$ 146,899
Alaska	**37,179**	37,466
Total	**$ 196,237**	$ 184,365
Net earnings before amortization, interest and income taxes		
Canada	**$ 14,090**	$ 12,257
Alaska	**2,707**	2,377
Total	**$ 16,797**	$ 14,634
Net earnings before interest and income taxes		
Canada	**$ 8,831**	$ 7,294
Alaska	**1,708**	1,376
Total	**$ 10,539**	$ 8,670
Identifiable Assets		
Canada	**$ 296,525**	$ 291,172
Alaska	**63,368**	69,772
Total	**$ 359,893**	$ 360,944

6. Comparative Amounts

The comparative amounts have been reclassified to conform with the current year's presentation.


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2005 FIRST QUARTER REPORT TO UNITHOLDERS

Report to Unitholders

The North West Company Fund reports first quarter earnings to April 30, 2005 of $7.7 million, an increase of 21.3% to last year's first quarter earnings of $6.4 million. Diluted earnings per unit improved to $0.48 compared to $0.40 last year.

Sales increased 6.4% to $196.2 million and were up 8.2% excluding the foreign exchange impact of a stronger Canadian dollar compared to the first quarter last year. Sales increased 4.0% on a same store basis and were up 5.6% excluding the foreign exchange impact. Strong food and general merchandise sales at all of our banners contributed to the results in the quarter.

On behalf of the Trustees and the Board of Directors:

Ian Sutherland
Chairman

Edward S. Kennedy
President and Chief Executive Officer

Management's Discussion & Analysis

CONSOLIDATED RESULTS

First quarter consolidated sales increased 6.4% (up 5.6% on a same store basis excluding the foreign exchange impact) to $196.2 million compared to $184.4 million in 2004. The stronger Canadian dollar had the result of reducing sales by $3.1 million. Diluted earnings per unit improved to $0.48 compared to $0.40 last year.

Trading profit[1] or net earnings before interest, income taxes, depreciation and amortization (EBITDA) increased 14.8% to $16.8 million compared to $14.6 million in the first quarter last year. Strong same store sales in both Canada and Alaska combined with lower Canadian expense rates contributed to this improvement. Interest expense was consistent with last year at $1.6 million. Income taxes increased by $514,000 or 75.6% due to higher earnings in Canada and Alaska. Income tax deductions on interest paid to the Fund from Canadian operations have been maximized therefore earnings increases are fully subject to tax. The effective tax rate will increase as earnings continue to grow.

CANADIAN OPERATIONS

Canadian sales for the quarter increased 8.3% (5.3% on a same store basis) to $159.1 million compared to $146.9 million last year. Trading profit increased 15.0% to $14.1 million from $12.3 million last year. New, lower pricing in direct import merchandise and non-perishable food items helped drive sales growth in the quarter. Gross profit rates were down slightly, reflecting an investment in lower pricing while expenses were significantly reduced as a percent to sales.

Canadian food sales increased 6.9% in the first quarter compared to last year (4.5% on a same store basis). Northern/NorthMart sales met expectations in the quarter. More aggressive key item pricing, expanded special buy programs and new product introductions were all positive factors. Leading categories were beverages, meats and tobacco. Giant Tiger food sales continued to reflect market share growth and strong positioning as a convenient, low-cost shopping format.

---

[1] See Non GAAP Measures Section of Management's Discussion & Analysis



Canadian general merchandise sales increased 11.5% over last year (7.6% on a same store basis). In the Northern/NorthMart stores, a focus on new seasonal and fashion merchandise combined with favourable weather conditions helped to stimulate sales against weak results last year. Ladies and men's apparel, toys and home furnishings all achieved double digit sales gains in the quarter.

Best practice training, new in-store systems, streamlined work processes and the maturing of the Giant Tiger store base contributed to lower our payroll and operating expenses, offsetting higher fuel-related occupancy costs in northern Canada.

ALASKAN OPERATIONS (stated in U.S. dollars)

Alaska Commercial Company (AC) sales for the quarter increased 7.6% (7.1% on a same store basis) to $30.2 million compared to $28.1 million last year.

AC retail food sales increased 7.5% (7.5% on a same store basis) reflecting improved economic activity and market share growth. Higher growth categories were tobacco, beverages and frozen foods. A state tobacco tax increase contributed to tobacco sales dollar growth.

Retail general merchandise sales were up 5.3% (5.3% on a same store basis) led by higher clearance activity targeted at excess inventory areas remaining from last year's fourth quarter. Transportation, ladies apparel, hardware and sporting goods were the top performing general merchandise categories. Higher fuel prices continue to affect consumer patterns with more spending being directed at lower price point merchandise.

Quarterly sales at Frontier Expeditors (FE), AC wholesale business, increased 8.2% over last year. Food sales increased 5.2% reflecting new account growth and general merchandise sales were up 58.7% due to an expanded seasonal product line.

AC trading profit increased $418,000 or 23.4% to $2.2 million reflecting increased sales and stable gross profit rates. Operating expenses increased 2.6% with higher workers' compensation benefits and utility costs being the largest contributors.

FINANCIAL CONDITION

Financial Ratios

The Fund continues to improve its financial position. The Company's debt-to-equity ratio at the end of the quarter was .53:1 compared to .59:1 last year. The debt-to-equity ratio at the end of the year was 0.51:1.

Working capital increased $8.9 million compared to the same period in 2004. The increase in working capital was largely due to an increase in receivables in the fourth quarter of 2004, partly offset by an increase in accounts and taxes payable.

Outstanding Units

The weighted average units outstanding for the quarter were 15,957,000 compared to 15,918,000 last year.



LIQUIDITY AND CAPITAL RESOURCES

Cash flow from operating activities for the quarter increased to $15.0 million from $8.4 million. Earlier spring inventory shipments shifted product flow to late in the fourth quarter of 2004 compared to the first quarter last year. The decrease in the accounts receivable balances was smaller than in 2004 due to higher use of extended payment plans. Cash flow from operations in 2005 is expected to fund all distributions and capital expenditures for the year.

Cash flow used in investing activities was below last year's first quarter due to higher costs associated with the development and rollout of the new in-store system in 2004. In 2005, capital expenditures are expected to be $27.2 million versus $21.6 million in 2004. This planned increase reflects the opening of more Giant Tiger stores than in 2004 as well as major store replacements and renovations in Northern Canada.

Cash use from financing activities in the quarter was $5.8 million compared to a use of cash of $3.6 million last year. Additional units were purchased under the Unit Purchase Loan Plan in the quarter. There was also an increase in distributions in the first quarter of 2005 compared to 2004.

OTHER HIGHLIGHTS

- New Giant Tiger stores opened in Winnipeg, Manitoba in March 2005 and in The Pas, Manitoba in April 2005.

OUTLOOK

Sales momentum is expected to remain strong in the second quarter due to a focus on sharper pricing and new merchandise. These initiatives will continue to offset more limited consumer discretionary spending due to fuel-related cost of living inflation. Cost streamlining and productivity gains will be an ongoing focus in 2005 as we continue to reduce expenses and create a more efficient business base. The maturity of our Giant Tiger business should continue to deliver higher returns as more stores reach their second and third year of operation.

QUARTERLY RESULTS OF OPERATIONS

The following is a summary of selected quarterly financial information. Each quarter represents a 13-week period except the fourth quarter in 2003 which had 14-weeks.

Operating Results-Consolidated

	First Quarter		Fourth Quarter		Third Quarter		Second Quarter	
($ in millions)	2005	2004	2004	2003	2004	2003	2004	2003
Sales	196.2	$184.4	$209.9	$217.0	$197.0	$194.0	$197.5	$192.4
Trading profit	16.8	14.6	21.5	21.0	21.2	20.6	19.3	18.0
Net earnings	7.7	6.4	10.6	10.6	11.0	10.6	9.3	8.9
Net earnings per unit:								
Basic	0.49	0.40	0.66	0.66	0.69	0.67	0.59	0.56
Diluted	0.48	0.40	0.66	0.66	0.68	0.66	0.58	0.55

ACCOUNTING STANDARDS IMPLEMENTED IN 2005

There were no new accounting standards implemented in this quarter.



UNITHOLDER DISTRIBUTIONS

The Trustees declared a quarterly cash distribution of $0.47 per unit, which consists of $0.39 in interest income and $0.08 in dividend income to unitholders of record on June 30, 2005, payable on June 30, 2005 and distributable by July 15, 2005.

NON-GAAP MEASURES

(1) Trading Profit (EBITDA) is not a recognized measure under Canadian generally accepted accounting principles (GAAP). Management believes that in addition to net earnings (loss), trading profit is a useful supplemental measure as it provides investors with an indication of the Company's ability to generate cash flows to fund its cash requirements, including distributions and capital investment. Investors should be cautioned, however, that trading profit should not be construed as an alternative to net earnings (loss) determined in accordance with GAAP as an indicator of NWF's performance. NWF's method of calculating trading profit may differ from other companies and, accordingly, trading profit may not be comparable to measures used by other companies.

A reconciliation of net earnings, the closest comparable GAAP measure, to trading profit or EBITDA for consolidated operations is provided below.

Reconciliation of net earnings to trading profit:

($ in thousands)	First Quarter 2005	First Quarter 2004
Net earnings	$ 7,745	$ 6,388
Add: Amortization	6,258	5,964
Interest expense	1,600	1,602
Income taxes	1,194	680
Trading profit	$ 16,797	$ 14,634

For trading profit information by business segment, see note 5 Segmented Information in the notes to the unaudited interim period consolidated financial statements.

****

Forward-Looking Statements

This Quarterly Report for North West Company Fund, including Management's Discussion and Analysis (MD&A), contains certain forward-looking statements. Such statements relate to, among other things, sales growth, expansion and growth of the Company's business, future capital expenditures and the Company's business strategy. Forward-looking statements are subject to inherent uncertainties and risks including but not limited to: general industry and economic conditions, changes in the Company's relationship within the communities its serves and with its suppliers, pricing pressure and other competitive factors, the availability and costs of merchandise, fuels and utilities, the results of the Company's ongoing efforts to improve cost effectiveness, the rates of return on the Company's pension plan assets, changes in regulatory requirements affecting the Company's business and the availability and terms of financing. Other risks are outlined in the Risk Management section of the MD&A included in the Fund's 2004 Management's Discussion & Analysis and Consolidated Financial Statements report. Consequently, actual results and events may vary significantly from those included in, contemplated or implied by such statements. In evaluating forward-looking statements, readers should specifically consider the various factors, which could cause actual events or results to differ materially from such forward-looking statements.


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CONSOLIDATED BALANCE SHEETS

(unaudited, $ in thousands)	April 30 2005	May 1 2004 (Restated Note 1)	January 29 2005
ASSETS			
Current assets			
Cash	**$ 16,693**	$ 15,694	$ 11,438
Accounts receivable	**65,573**	54,118	69,040
Inventories	**124,058**	121,875	122,034
Prepaid expenses	**5,010**	4,595	2,663
Future income taxes	**2,345**	2,932	2,467
Total Current Assets	**213,679**	199,214	207,642
Property and equipment	**184,212**	193,145	186,104
Other assets	**11,406**	11,673	11,959
Future income taxes	**8,088**	8,524	7,932
Total Assets	**$ 417,385**	$ 412,556	$ 413,637
LIABILITIES			
Current liabilities			
Bank advances and short-term notes	**$ 35,316**	$ 35,044	$ 32,023
Accounts payable and accrued liabilities	**51,725**	48,950	51,776
Income taxes payable	**4,645**	1,625	3,539
Current portion of long-term debt	**107**	657	106
Total Current Liabilities	**91,793**	86,276	87,444
Long-term debt	**89,435**	98,414	88,803
Asset retirement obligations	**1,122**	1,037	1,105
Total Liabilities	**182,350**	185,727	177,352
EQUITY			
Capital	**165,205**	165,205	165,205
Unit purchase loan plan (Note 2)	**(5,954)**	(4,458)	(4,429)
Retained earnings	**70,726**	60,810	70,560
Cumulative currency translation adjustments	**5,058**	5,272	4,949
Total Equity	**235,035**	226,829	236,285
Total Liabilities and Equity	**$ 417,385**	$ 412,556	$ 413,637

See accompanying notes to unaudited interim period consolidated financial statements.



CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS

(unaudited, $ in thousands)	13 Weeks Ended April 30 2005	13 Weeks Ended May 1 2004 (Restated Note 1)
SALES	$ 196,237	$ 184,365
Cost of sales, selling and administrative expenses	(179,440)	(169,731)
Net earnings before amortization, interest and income taxes	16,797	14,634
Amortization	(6,258)	(5,964)
	10,539	8,670
Interest	(1,600)	(1,602)
	8,939	7,068
Provision for income taxes (Note 3)	(1,194)	(680)
NET EARNINGS FOR THE PERIOD	7,745	6,388
Retained earnings, beginning of period		
as previously reported	70,560	62,536
Accounting changes (Note 1)	-	(857)
as restated	70,560	61,679
Distributions	(7,579)	(7,257)
RETAINED EARNINGS, END OF PERIOD	$ 70,726	$ 60,810
NET EARNINGS PER UNIT		
Basic	$ 0.49	$ 0.40
Diluted	$ 0.48	$ 0.40
Weighted Average Number of Units Outstanding (000's)		
Basic	15,957	15,918
Diluted	16,126	16,126

See accompanying notes to unaudited interim period consolidated financial statements.


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CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited, $ in thousands)	13 Weeks Ended April 30 2005	13 Weeks Ended May 1 2004 (Restated Note 1)
CASH PROVIDED BY (USED IN)		
Operating Activities		
Net earnings for the period	$ 7,745	$ 6,388
Non-cash items		
Amortization	6,258	5,964
Future income taxes	(23)	(269)
Amortization of deferred financing costs	47	31
(Gain)/Loss on disposal of property and equipment	(22)	60
Cash flow from operations	14,005	12,174
Change in other non-cash items	968	(3,816)
Operating activities	14,973	8,358
Investing Activities		
Purchase of property and equipment	(3,975)	(5,738)
Proceeds from disposal of property and equipment	86	69
Investing activities	(3,889)	(5,669)
Financing Activities		
Change in bank advances and short-term notes	3,297	4,654
Net purchase of units for unit purchase loan plan	(1,525)	(808)
Repayment of long-term debt	(22)	(211)
Distributions	(7,579)	(7,257)
Financing activities	(5,829)	(3,622)
NET CHANGE IN CASH	5,255	(933)
Cash, beginning of period	11,438	16,627
CASH, END OF PERIOD	$ 16,693	$ 15,694
Supplemental disclosure of cash paid for:		
Interest expense	$ 291	$ 261
Income taxes	278	1,298

See accompanying notes to unaudited interim period consolidated financial statements.


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NOTES TO THE UNAUDITED INTERIM PERIOD CONSOLIDATED FINANCIAL STATEMENTS

1. Accounting Presentations and Disclosures

The unaudited interim period consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). These interim financial statements follow the same accounting policies and their methods of application as the 2004 annual financial statements, except as described below. Not all disclosures required by generally accepted accounting principles for annual financial statements are presented, and accordingly, the interim financial statements should be read in conjunction with the the audited annual consolidated financial statements and the accompanying notes included in the North West Company Fund's 2004 Management's Discussion & Analysis and Consolidated Financial Statements report.

Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor (EIC Abstract 144)

As disclosed in Note 17 to the annual audited consolidated financial statements, in the third quarter of 2004 the Company adopted on a retroactive basis the Canadian Institute of Chartered Accountants (CICA) Emerging Issues Committee (EIC) Abstract 144 which provides guidance on accounting for cash consideration received from a vendor. As a result of the retroactive application of EIC 144, the unaudited interim consolidated financial statements for the first quarter of 2004 have been restated to reflect a decrease to opening retained earnings of $857,000 (net of current future income taxes recoverable of $490,000), a decrease to inventory of $1,332,000 and an increase of $15,000 to the cumulative currency translation adjustment. The impact on net earnings was not material.

2. Unit Purchase Loan Plan

Loans issued to officers to purchase units under the unit purchase loan plan are treated as a reduction of equity. These loans are non-interest bearing and repayable from the after tax distributions or if the officer sells the units or leaves the Company. The loans are secured by a pledge of 196,986 units of the Company with a quoted value at April 30, 2005 of $5,762,000. Loans receivable at April 30, 2005 of $5,954,000 are recorded as a reduction of equity. The loans have a term of five years. The maximum value of the loans under the plan will not exceed $7,500,000.

3. Income Taxes

Certain interest amounts deducted by The North West Company Inc. are included as taxable income to unitholders of North West Company Fund upon distribution. The income tax benefit of loss carryforwards to the Company has been recorded in these financial statements as a future income tax asset.

4. Employee Future Benefits

The Company's expense for employee future benefits is included in cost of sales, selling and administrative expenses. The expense for the defined benefit pension plan and the defined contribution pension plan for the thirteen weeks ended April 30, 2005 was $668,000 (2004 - $458,000). The Company maintains an employee savings plan for substantially all of its U.S. employees and recorded an expense for the thirteen weeks ended April 30, 2005 of US$39,000 (2004 - US$39,000).



NOTES TO THE UNAUDITED INTERIM PERIOD CONSOLIDATED FINANCIAL STATEMENTS

5. Segmented Information ($ in thousands)

The Company operates predominantly within the retail industry in northern Canada and Alaska. The following information is presented for the two business segments:

	13 Weeks Ended April 30 2005	13 Weeks Ended May 1 2004
Sales		
Canada	**$ 159,058**	$ 146,899
Alaska	**37,179**	37,466
Total	**$ 196,237**	$ 184,365
Net earnings before amortization, interest and income taxes		
Canada	**$ 14,090**	$ 12,257
Alaska	**2,707**	2,377
Total	**$ 16,797**	$ 14,634
Net earnings before interest and income taxes		
Canada	**$ 8,831**	$ 7,294
Alaska	**1,708**	1,376
Total	**$ 10,539**	$ 8,670
Identifiable Assets		
Canada	**$ 296,525**	$ 291,172
Alaska	**63,368**	69,772
Total	**$ 359,893**	$ 360,944

6. Comparative Amounts

The comparative amounts have been reclassified to conform with the current year's presentation.


ENTERPRISING
THE
COMPANY
NORTH WEST

NORTH WEST COMPANY FUND
Gibraltar House
77 Main Street
Winnipeg, Manitoba R3C 2R1

Executive Vice-President, CFO & Secretary at
Email: lcharriere@northwest.ca
Web site: www.northwest.ca